CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
EMCORE CORPORATION

TO:    State Treasurer
    State of New Jersey

    Pursuant to the provisions of Sections 14A:9-2(4) and 14A:9-4(3), Corporations, General of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Restated Certificate of Incorporation:
    1.     The name of the corporation is EMCORE Corporation (the “Corporation”).
    2.     The following amendment to the Corporation’s Restated Certificate of Incorporation was duly approved by the shareholders of the Corporation on the 15th day of March, 2024 and thereafter approved and adopted by the directors on the 15th day of March, 2024:

    Resolved, that Article FOURTH of the Restated Certificate of Incorporation of the Corporation be amended to read as follows:
“FOURTH: The total number of shares of Capital Stock of the Corporation shall be 105,882,352 shares of which:
A.Of the Capital Stock, 100,000,000 shares shall consist of Common Stock which shall be entitled to one vote per share on all matters on which holders of the Common Stock shall be entitled to vote.
B.Of the Capital Stock, 5,882,352 shares shall consist of Preferred Stock which may be divided into such classes and such series as shall be established from time to time by resolutions of the Board of Directors and filed as an amendment to this Restated Certificate of Incorporation, without any requirement of vote or class vote of shareholders. The Board of Directors shall have the right and power to establish and designate in any such Class or Series Resolution such priorities, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions as it shall determine.”
    3.     The total number of shares outstanding and entitled to vote on the amendment was 77,302,718 shares of Common Stock.
    4.     The number of shares voting for the amendment was 57,483,777 and the number of shares voting against the amendment was 7,806,418.
    5.     Upon this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the New Jersey Business Corporation Act as provided in Section 6 below (the “Effective Time”), each share of common stock of the Corporation, no par value per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, shall without further action on the part of the Corporation or any holder of Old Common Stock automatically be reclassified as one-tenth of a share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from an after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the quotient obtained by dividing the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by ten; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of shares of Common Stock into which the shares of Old Common Stock represented by such certificate have been reclassified pursuant hereto. In all cases, fractional shares resulting from the reclassification will be rounded up to the nearest whole share.
    6.    This Certificate of Amendment shall become effective at 5:00 p.m., Eastern Standard Time on the 1st day of April, 2024, after it has been filed with the State of New Jersey.

Dated: March 25, 2024

                        EMCORE CORPORATION

                        By: _ /s/Ryan Hochgesang______________
                             Name: Ryan Hochgesang
                             Title: VP, General Counsel